VIA EDGAR

July 25, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Sarah Sidwell

Jay Ingram

Re:	Tigo Energy, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 22, 2023 File No. 333-272832

Ladies and Gentlemen:

On behalf of our client, Tigo Energy, Inc. (the “Company,” “we,” “our” or “us”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 12, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 22, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-1

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that it has updated the disclosure on the Cover Page and pages ii, 8, 9, 43, 44, 76 and 77 of the Amended Registration Statement to reflect the requested disclosure.

2.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on pages 5 that “[f]uture” resales of the common stock issued in connection with the Merger may cause the market price of our securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that it has updated the disclosure on pages 5, 43 and 44 of the Amended Registration Statement to reflect the requested disclosure.

Cover Page

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that it has updated the disclosure on the Cover Page of the Amended Registration Statement to reflect the requested disclosure.

4.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that is has updated the disclosure on the Cover Page of the Amended Registration Statement to reflect the requested disclosure.

5.	We note your disclosure that the each of the warrants has an exercise price of $11.50 and that you “believe the likelihood that the holders will exercise their Warrants...is dependent upon the trading price of our Common Stock.” Please revise to also disclose the market price of the underlying securities compared to the exercise price of the warrants, and if the warrants are out the money, please revise to disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and Management’s Discussion and Analysis of Financial Condition and Results of Operations section. As applicable, please also revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact on your liquidity and the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that it has updated the disclosure on the Cover Page and pages ii, 6, 45, 65, 66, 76 and 77 of the Amended Registration Statement to reflect the requested disclosure.

Risk Factors, page 41

6.	We note your risk factor “Sales of a substantial number of our securities in the public market by the selling stockholders and/or by our existing stockholders could cause the price of our shares of Common Stock and Warrants to fall.” To further illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that it has updated the disclosure on pages 44 and 45 of the Amended Registration Statement to reflect the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Company Response: The Company acknowledges the Commission’s comment and respectfully advises that is has updated the disclosure on pages 65, 66, 76 and 77 of the Amended Registration Statement to reflect the requested disclosure.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Colin Diamond, at colin.diamond@whitecase.com, or by telephone at (212) 819-8754, or Laura Katherine Mann, at laurakatherine.mann@whitecase.com, or by telephone at (713) 496-9700.

Sincerely,

/s/ Colin Diamond
Colin Diamond White & Case LLP

cc:	Zvi Alon, Tigo Energy, Inc. Bill Roeschlein, Tigo Energy, Inc. Amarelle Mead, Tigo Energy, Inc. Laura Katherine Mann, White & Case LLP

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